UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Jones Energy, Inc.
(Name of Issuer)

Class A common stock, par value $0.001 per share
(Title of Class of Securities)

48019R108
(CUSIP Number)

Jonny Jones 807 Las Cimas Parkway, Suite 350, Austin, Texas 78746 Telephone: (512) 328-2953
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48019R108

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jon Rex Jones, Jr. (Jonny Jones)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,884,703 (See Item 5)
	8	SHARED VOTING POWER 5,267,448 (See Item 5)
	9	SOLE DISPOSITIVE POWER 3,124,116 (See Item 5)
	10	SHARED DISPOSITIVE POWER 5,267,448 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,152,151 shares of Class A common stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 48019R108

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jon Rex Jones, Jr. Trust V
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Class A common stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) OO (Trust)

CUSIP No. 48019R108

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jones Energy Drilling Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,267,448 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,267,448 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,267,448 shares of Class A common stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 48019R108

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jones Energy Equity Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Class A common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 48019R108

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jones Energy Equity Partners II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Class A common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 48019R108

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jones Energy Team 3, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Class A common stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) PN

Explanatory Note

This Amendment  No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on May 9, 2014 (the “Filing”), by the Reporting Persons, as defined therein, relating to the Class A common stock, par value $0.001 per share of Jones Energy, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”).  Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

The Amendment is being made in order to reflect (i) the termination of Jonny Jones as an employee and officer of the Issuer and his associated acquisition of certain shares of Class A common stock of the Issuer; (ii) the grant of certain irrevocable proxies on July 6, 2017 (the “Proxies”) to vote the shares of Class A common stock of the Issuer held by Debora Lynn Jones Trust V, Julie Ann Jarvis Trust V, Jon Rex Jones Loyal Trust, Jon Rex Jones, Jr. Trust V (“JRJ, Jr. Trust V”) and Stephen Martin Jones Trust V (collectively, the “Jones Family Trusts”); (iii) the July 7, 2017 exchange of shares of Class B common stock of the Issuer (together with a corresponding number of JEH Units) held by Jones Energy Equity Partners, LP, a Texas limited partnership (“JEEP”), Jones Energy Equity Partners II, LP, a Texas limited partnership (“JEEP II”) (together with JEEP, the Jones Family Entities”) and JET 3, LP, a Texas limited partnership (“JET 3”), for shares of Class A common stock of the Issuer on a one-for-one basis, and the subsequent distribution of such Class A shares to the members of the Jones Family Entities, including JRJ, Jr. Trust V (the “July Exchange and Distribution”); and (iv) the removal of Stephen Martin Jones, JRJ Investment Fund, Ltd. and JRJ Management Company, LLC as members of a group with Jonny Jones.

Item 2.          Identity and Background.

Item 2 is hereby amended by deleting Item 2 of the Filing in its entirety and replacing it with the following:

 (a)          This New Schedule 13D is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 1, by the following persons (collectively, the “Reporting Persons”): Jon Rex Jones, Jr., an individual (“Jonny Jones”), Jon Rex Jones, Jr. Trust V, a Texas trust (“JRJ, Jr. Trust V”), Jones Energy Drilling Fund, LP, a Texas limited partnership (“JEDF”), Jones Energy Equity Partners, LP, a Texas limited partnership (“JEEP”), Jones Energy Equity Partners II, LP, a Texas limited partnership (“JEEP II” and, collectively with JEDF and JEEP, the “Jones Family Entities”) and Jones Energy Team 3, LP, a Texas limited partnership (“JET 3”).

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, which is filed with this schedule as Exhibit 1 and incorporated into this Item 2 by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.  Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.  Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person and such beneficial ownership is expressly disclaimed.

Jonny Jones is a reporting person by virtue of his direct and indirect ownership of the Issuer’s Class A common stock as follows:

(i)          Jonny Jones directly owns shares of Class A common stock of the Issuer.

(ii)          Jonny Jones is Manager of Jones Energy Management, LLC (“JEM”), the general partner of Jones Energy Drilling Fund, LP (“JEDF”), which directly owns shares of Class A Common stock of the Issuer, membership interests (“JEH LLC Units”) of Jones Energy Holdings, LLC (“JEH LLC”) and shares of Class B common stock of the Issuer.

(iii)          Jonny Jones is the Trustee of JRJ, Jr. Trust V, which directly owns shares of Class A common stock of the Issuer.  JRJ, Jr. Trust V is also the Managing Member of JET 3 GP, LLC (“JET 3 GP”), the general partner of JET 3, which directly owns JEH LLC Units and shares of Class B common stock of the Issuer.

(iv)          Jonny Jones was granted an irrevocable proxy to vote the shares of Class A common stock of the Issuer held by each of the Jones Family Trusts (as defined below) on July 6, 2017.  Following the grant of such proxies, Mr. Jones has sole voting power with respect to such shares of Class A common stock.  Each of the Jones Family Trusts directly own shares of Class A common stock of the Issuer.

Pursuant to an exchange agreement entered into on July 29, 2013 (the “Exchange Agreement”) among the Jones Family Entities, JET 3, the Issuer, JEH LLC, Metalmark Capital Partners (C) II, L.P. and its affiliated investment funds, Wells Fargo Central Pacific Holdings, Inc., the parties thereto (and certain permitted transferees) may (subject to the terms of the Exchange Agreement), exchange their JEH LLC Units (and a corresponding number of shares of Class B common stock) for shares of Class A common stock (on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions). The Exchange Agreement is attached hereto as Exhibit 2 and incorporated by reference in its entirety into this Item 2.

Pursuant to certain irrevocable proxies granted on July 6, 2017 (the “Proxies”) by (i) Debora Lynn Jones Trust V, a Texas trust, (ii) Julie Ann Jarvis Trust V, a Texas trust, (iii) Jon Rex Jones Loyal Trust, a Texas trust, (iv) Stephen Martin Jones Trust V, a Texas trust and (v) Jon Rex Jones, Jr. Trust V, a Texas trust (collectively, the “Jones Family Trusts”), Jonny Jones was granted an irrevocable proxy to vote the shares of Class A common stock of the Issuer held by each of the Jones Family Trusts.  The form of proxy agreement executed by each of the Jones Family Trusts is attached hereto as Exhibit 3 and incorporated by reference in its entirety into this Item 2.

Certain information required by this Item 2 concerning the general partners of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated into this Item 2 by reference.

(b)          The principal business address of each of Jonny Jones, JRJ, Jr. Trust V, JET 3 and the Jones Family Entities is:

807 Las Cimas Parkway, Suite 245
Austin, Texas 78746

 (c)          Jonny Jones is the Chairman of the Board of the Issuer. The principal business address of the Issuer is 807 Las Cimas Parkway, Suite 350, Austin, Texas 78746.

The Jones Family Entities are entities formed principally for purposes of making investments on behalf of the Jones family.

JET 3 is an entity formed principally for the purposes of permitting certain employees of the Issuer to invest in JEH LLC.

 (d)          None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons has, during the last five years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Each of JRJ, Jr. Trust V, JEDF, JEEP, JEEP II and JET 3 are entities properly organized under the laws of the State of Texas.  Jonny Jones is a citizen of the United States.

Item 3.          Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by deleting Item 3 of the Filing in its entirety and replacing it with the following:

In connection with the initial public offering of Class A common stock of the Issuer, which was consummated on July 29, 2013 (the “Offering”), the Reporting Persons entered into certain reorganization transactions that included, among other things, (i) amending and restating the limited liability company agreement of JEH LLC; (ii) amending and restating the Issuer’s certificate of incorporation to reclassify its existing common stock into Class B common stock and to authorize Class A common stock and Class B common stock; (iii) entering into a restructuring agreement; and (iv) entering into the Exchange Agreement.

The Issuer, JEH LLC, the Reporting Persons and certain other parties thereto entered into a restructuring agreement (the “Restructuring Agreement”), pursuant to which the parties agreed to effect a recapitalization of the equity ownership in the Issuer and JEH LLC (the “Reorganization”), immediately prior to the closing of the Offering.

The Restructuring Agreement, in conjunction with the JEH LLC Agreement (as defined in Item 6 below), effected the following recapitalization transactions:

(i)           Immediately prior to the closing of the Offering, all of the limited liability company interests in JEH LLC held by the Reporting Persons and the other members of JEH LLC were exchanged for a number of JEH LLC Units equal to 36,836,333 multiplied by such party’s proportionate share of JEH LLC;

(ii)          At the closing of the Offering, JEH LLC exchanged its shares of common stock of the Issuer for shares of Class B common stock of the Issuer and immediately distributed such shares to the Reporting Persons and the other members of JEH LLC in proportion to the number of JEH LLC Units held by each member; and

(iii)            Upon consummation of the Offering, the Issuer contributed the net proceeds from the Offering to JEH LLC in exchange for JEH LLC Units.

The Restructuring Agreement is attached hereto as Exhibit 3 and incorporated by reference in its entirety into this Item 3.

On April 22, 2014, Jonny Jones resigned as the Manager of JRJ Management, the general partner of JRJ Investment Fund, and Stephen Jones was appointed as his successor. No consideration was exchanged in connection with the resignation of Jonny Jones or the appointment of Stephen Jones as the Manager of JRJ Management. As a result of the foregoing, Jonny Jones ceased to have voting or dispositive power over the shares of Class A common stock held by JRJ Investment Fund and Stephen Jones became the indirect beneficial owner of such shares by virtue of his position as the Manager of JRJ Management.

On July 7, 2017, Jones Energy Equity Partners, LP, a Texas limited partnership (“JEEP”), Jones Energy Equity Partners II, LP, a Texas limited partnership (“JEEP II”) and certain other Class B shareholders (together with JEEP and JEEP II, the Jones Family Entities”) exchanged an aggregate of 6,105,148 shares of Class B common stock of the Issuer (together with a corresponding number of JEH Units) for shares of Class A common stock of the Issuer on a one-for-one basis, pursuant to the terms of the Exchange Agreement. Immediately following such exchange, the Jones Family Entities distributed an aggregate of 6,105,148 shares of Class A common stock of the Issuer to their respective members, including, as applicable, JET 3 and the Jones Family Trusts (the “July Exchange and Distribution”).

Item 4.          Purpose of Transaction.

Item 4 is hereby amended by deleting Item 4 of the Filing in its entirety and replacing it with the following:

The Reporting Persons acquired the shares of Class A common stock reported herein solely for investment purposes.

Pursuant to the Exchange Agreement, the Reporting Persons are permitted to exchange their JEH LLC Units (and a corresponding number of shares of Class B common stock) for shares of Class A common stock (on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions). The Class B common stock is not registered under Section 12 of the Act and has only voting rights and no economic rights.  The Reporting Persons, along with certain other shareholders of the Issuer, have registration rights with respect to the Class A common stock, as well as the right to appoint two directors to the board of directors (the “Board”) of the Issuer pursuant to the Amended and Restated Registration Rights and Stockholders Agreement, which is described in Item 6 (which description is incorporated herein by reference).

In determining from time to time whether to sell the shares of Class A common stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons.  The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer.

The Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable.  To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations.  The Reporting Persons may discuss such matters with the management or the Board, other stockholders, industry analysts, investment and financing professionals and other investors.  Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; or (2) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.  In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.          Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting Item 5 of the Filing in its entirety and replacing it with the following:

(a – b) The aggregate number and percentage of the class of securities of the issuer held by each person or entity identified in Item 1 is as follows:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percent of Class (1)
Jonny Jones (2)	787,116	5,884,703	5,267,448	3,124,116	5,267,448	11,152,151	11.4%
Jon Rex Jones, Jr. Trust V	2,291,138	0	0 (2)	0	0 (2)	0	0.0%
Jones Energy Team 3, LP (3)	45,862	0	0 (2)	0	0 (2)	0	0.0%
Jones Energy Drilling Fund (4)	5,267,448	0	5,267,448	0	5,267,448	5,267,448	5.4%
Jones Energy Equity Partners, LP (5)	0	0	0	0	0	0	0.0%
Jones Energy Equity Partners, LP (5)	0	0	0	0	0	0	0.0%

(1)          Percentages are calculated based on the number of shares of Class A common stock (93,186,221) issued and outstanding as of April 27, 2018 and assuming all outstanding JEH LLC Units beneficially owned by the Reporting Persons (4,870,900), and no other JEH LLC Units, were exchanged (along with a corresponding number of shares of the Issuer’s Class B common stock) for newly-issued shares of Class A common stock on a one for one basis, for a combined total of 98,057,121 shares of Class A common stock.

(2)          Jonny Jones directly owns 787,116 shares of Class A common stock of the Issuer, representing 0.8% of the Class A common stock.  Mr. Jones does not directly own any shares of Class B common stock of the Issuer.  Mr. Jones indirectly beneficially owns 10,365,035 shares of the Issuer’s Class A common stock, representing 10.6% of the Class A common stock, based on the number of shares of Class A common stock (93,186,221) issued and outstanding as of April 27, 2018, and assuming all outstanding JEH LLC Units beneficially owned by the Reporting Persons (4,870,900) (and no other outstanding JEH LLC Units) were exchanged (along with a corresponding number of shares of the Issuer’s Class B common stock) (each such assumed exchange regarding a Reporting Person, an “Assumed Exchange”) for newly issued shares of Class A common stock on a one for one basis, for a combined total of 11,152,151 shares of Class A common stock.

On July 6, 2017, Jonny Jones was granted irrevocable proxies (the “Proxies”) to vote the shares of Class A common stock of the Issuer held by each of the Jones Family Trusts.  Following the grant of the Proxies, Jonny Jones holds sole voting power over such Class A shares, representing an aggregate of 5,051,725 shares of Class A common stock, including the 2,291,138 shares of Class A common stock held by JRJ, Jr. Trust V.  No consideration was paid by Jonny Jones for the grant of the Proxies.  The foregoing summary of the grant of the Proxies is qualified in its entirety by reference to the texts of the Proxies, the form of which is attached as Exhibit 3 hereto and incorporated herein by reference.  Jonny Jones has no dispositive power over the shares subject to the Proxies, except that Mr. Jones has shared dispositive power with respect to the shares held by JRJ, Jr. Trust V as trustee.  Jonny Jones controls the general partner of JEDF.  Jonny Jones controls the general partner of JET 3.  Jonny Jones is the trustee of JRJ, Jr. Trust V.

(3)          JET 3 directly owns 45,862 shares of the Class B common stock of the Issuer and 45,862 JEH LLC Units, representing 0.05% of the Class A common stock assuming the occurrence of an Assumed Exchange.  Jonny Jones controls the general partner of JET 3.

(4)          JEDF directly owns 442,410 shares of the Class A common stock of the Issuer and 4,825,038 shares of the Class B common stock of the Issuer and 4,825,038 JEH LLC Units, collectively representing 5.4% of the Class A common stock assuming the occurrence of an Assumed Exchange.  Jonny Jones controls the general partner of JEDF.

(5)          As a result of the July Exchange and Distribution, neither JEEP or JEEP II owns, directly or indirectly, any shares of Class A common stock or Class B common stock of the Issuer.

(b)          The information set forth in Items 7 through 11 of the cover pages hereto are incorporated herein by reference.

Neither the filing of this New Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Class A common stock referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person except to the extent of such Reporting Person’s pecuniary interest, if any, in the Class A common stock.

(c)          Except as set forth in this New Schedule 13D, none of the Reporting Persons has effected any transactions in Class A common stock in the past 60 days.

On April 17, 2018, Jonny Jones was terminated as Chief Executive Officer of the Issuer.  In connection with and immediately upon such termination, Performance Share Units relating to 434,952 shares of Class A common stock previously granted to Mr. Jones under the 2013 Amended and Restated Jones Energy, Inc. Omnibus Incentive Plan vested.  In connection with this vesting, the Company withheld 171,159 shares of Class A Common Stock for payment of withholding taxes owed.  Upon Jonny Jones’ termination as an employee and officer of the Company, Jonny Jones forfeited 356,967 unvested Restricted Share Units granted under the 2013 Incentive Plan.

On May 9, 2018, JEDF exchanged 553,013 shares of Class B common stock (and an equivalent number of JEH LLC Units) for 553,013 shares of Class A common stock, pursuant to the Exchange Agreement.  JEDF distributed 110,603 of these shares to one of its members and retained ownership of the remaining 442,410 shares, which shares will be sold in the open market for the benefit of one of JEDF’s members.  Jonny Jones beneficially owns such shares solely as a result of his status as the manager of the general partner of JEDF.  The exchange was made solely for the benefit of JEDF and certain of its members, and no proceeds will go to Jonny Jones in connection therewith.

(d)          No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A common stock of the Issuer that may be deemed to be beneficially owned by the Reporting Persons as provided for herein.

(e)          On July 7, 2017, JEEP and JEEP II ceased to own more than 5% of the outstanding shares of Class A common stock of the Issuer, pursuant to the July Exchange and Distribution.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by deleting Item 6 of the Filing in its entirety and replacing it with the following:

The information provided or incorporated by reference in Item 3, Item 4 or Item 5 is hereby incorporated by reference herein.

Exchange Agreement

See Items 2, 3 and 5. The Exchange Agreement is attached hereto as Exhibit 2 and incorporated by reference in its entirety into this Item 6.

Proxy Agreements

See Items 2, 3 and 5. The form of Proxy Agreement executed by each of the Jones Family Trusts is attached hereto as Exhibit 3 and incorporated by reference in its entirety into this Item 6.

Restructuring Agreement

See Item 3. The Restructuring Agreement is attached hereto as Exhibit 4 and incorporated by reference in its entirety into this Item 6.

Fourth Amended and Restated LLC Agreement of JEH LLC and Amendment No. 1 thereto

In connection with the Reorganization and the Offering, JEH LLC, the Reporting Persons  and the other members of JEH LLC entered into the Third Amended and Restated Limited Liability Company Agreement of JEH LLC (the “JEH LLC Agreement”) to, among other things, recapitalize JEH LLC, such that each member’s ownership of the various classes of units thereof was replaced with one authorized class of units therein.  Pursuant to the restructuring transactions described in the Restructuring Agreement above, the various classes of units in JEH LLC which were outstanding immediately prior to the recapitalization were cancelled and (i) 36,836,333 JEH LLC Units were issued in exchange therefor and (ii) 12,500,000 JEH LLC Units were issued to the Issuer in connection with the Offering.  The Issuer is the sole managing member of JEH LLC and generally has the authority to operate and control JEH LLC.

Distributions

Under the JEH LLC Agreement, the Issuer has the right to determine when distributions will be made to the holders of JEH LLC Units and the amount of any such distributions. If the Issuer authorizes a distribution, such distribution will be made to the holders of JEH LLC Units on a pro rata basis in accordance with their respective percentage ownership of JEH LLC Units. The holders of JEH LLC Units, will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of JEH LLC and will be allocated their proportionate share of any taxable loss of JEH LLC. Net profits and net losses of JEH LLC generally will be allocated to holders of JEH LLC Units on a pro rata basis in accordance with their respective percentage ownership of JEH LLC Units, except that certain non-pro rata adjustments will be required to be made to reflect built-in gains and losses and tax depletion, depreciation and amortization with respect to such built-in gains and losses.

The JEH LLC Agreement provides, to the extent cash is available, for distributions to the holders of JEH LLC Units if the Issuer, as the managing member of JEH LLC, determines that the taxable income of JEH LLC will give rise to taxable income for a unitholder. Generally, these tax distributions will be computed based on the Issuer’s estimate of the taxable income of JEH LLC that is allocable to a holder of JEH LLC Units, multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual resident in New York, New York (taking into account the nondeductibility of certain expenses and the character of our income). In addition, if the cumulative amount of federal, state and local taxes payable by the Issuer exceeds the amount of the tax distribution to the Issuer, JEH LLC will make advances to the Issuer in an amount necessary to enable the Issuer to fully pay these tax liabilities. Such advances will be repayable, without interest, solely from (i.e., by offset against) future distributions by JEH LLC to the Issuer.

Issuance and Redemption of Class A common stock by the Issuer

The JEH LLC Agreement provides that, except as otherwise determined by the Issuer, at any time the Issuer issues a share of Class A common stock or any other equity security of the Issuer, the net proceeds received by the Issuer with respect to such issuance, if any, shall be concurrently invested in JEH LLC, and JEH LLC shall issue to the Issuer one JEH LLC Unit or other economically equivalent equity interest. Conversely, if at any time, any shares of Class A common stock are redeemed, repurchased or otherwise acquired, JEH LLC shall redeem, repurchase or otherwise acquire an equal number of JEH LLC Units held by the Issuer, upon the same terms and for the same price, as the shares of our Class A common stock are redeemed, repurchased or otherwise acquired.

Business Activities

Under the JEH LLC Agreement, the members have agreed that certain members and/or one or more of their respective affiliates are permitted to engage in business activities or invest in or acquire businesses which may compete with the Issuer’s business or do business with any client thereof.

Dissolution and Liquidation

JEH LLC will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) an election by the Issuer to dissolve the JEH LLC. Upon dissolution, JEH LLC will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of JEH LLC, (b) second, to establish cash reserves for contingent or unforeseen liabilities and (c) third, to the members in proportion to the number of JEH LLC Units owned by each of them.

On August 26, 2016, in connection with the issuance of Preferred Stock, JEH LLC amended and restated its Limited Liability Company Agreement (as amended, the “JEH LLC Agreement”). The amendments to the JEH LLC Agreement included, among other things, the creation of a new series of preferred units (the “JEH Mirror Preferred Units”). In consideration of the Company’s contribution of the net proceeds from the sale of the Preferred Stock to JEH LLC, JEH LLC has issued to the Company a number of JEH Mirror Preferred Units equal to the number of shares of Preferred Stock issued by the Company in the offering of Preferred Stock after the full exercise of the Preferred Stock Underwriters’ over-allotment option.

On September 30, 2016, Jones Energy, Inc., in its capacity as the managing member of JEH LLC, and the other members of JEH LLC entered into Amendment No. 1 (the “Amendment”) to Fourth Amended and Restated Limited Liability Company Agreement, dated as of August 26, 2016 (as amended by the Amendment, the “Amended JEH LLC Agreement”).  The Amendment provides clarification regarding the Company’s ability, in its capacity as the managing member of JEH LLC, to cause JEH LLC to make certain distributions to the Company in respect of anticipated cash dividends payable on the Company’s 8.0% Series A Perpetual Convertible Preferred Stock and for general and administrative expenses.

The JEH LLC Agreement is attached hereto as Exhibit 5 and incorporated by reference in its entirety into this Item 6.  The Amendment is attached hereto as Exhibit 6 and incorporated by reference in its entirety into this Item 6.

Amended and Restated Registration Rights and Stockholders Agreement

In connection with the closing of the Offering, the Issuer entered into a Registration Rights and Stockholders Agreement (the “Stockholders Agreement”) with the Reporting Persons and certain other parties thereto. The Stockholders Agreement grants each of Metalmark and, collectively, the Jones Family Entities and JET 3 the right to nominate two members of the Issuer’s board of directors so long as Metalmark and, collectively, the Jones Family Entities and JET 3, as applicable, holds not less than 50% of the common stock that they hold immediately following the Offering and the right to nominate one member of the Issuer’s board of directors so long as they hold not less than 20% of the common stock that they hold immediately following the Offering. The Stockholders Agreement also requires the stockholders party thereto to take all necessary actions, including voting their shares of common stock, for the election of these nominees.

In addition, the Stockholders Agreement contains provisions with respect to demand registration rights and piggy-back registration rights as described in the prospectus, dated July 23, 2013 (File No. 333-188896) (the “Prospectus”), filed by the Company with the United States Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”). At any time after 180 days after the consummation of the Offering, each of Metalmark and, collectively, the Jones Family Entities and JET 3 will have the right to require the Issuer by written notice to register the sale of any number of their shares of common stock and will have the right to cause up to an aggregate of three such required or “demand” registrations.

On May 2, 2017, the Issuer entered into an Amended and Restated Registration Rights and Stockholders Agreement (the “Restated Agreement”) with certain entities affiliated with the Jones family (the “Jones Family Entities”), Metalmark and JVL.

The Restated Agreement amends and restates in its entirety that certain Registration Rights and Stockholders Agreement, dated July 29, 2013 (the “Original Agreement”), by and among the Issuer, Metalmark and the Jones Family Entities, to, among other things, provide JVL with certain rights, in addition to those rights granted to Metalmark and the Jones Family Entities in the Original Agreement, to require the Issuer to register the sale of any number of JVL’s shares of Class A common stock. JVL shall have the right to cause no more than one such required or “demand” registration, which shall be requested by a majority in interest of the JVL holders who hold certain equity securities of the Issuer or securities convertible or exchangeable into equity securities of the Issuer.

The Issuer is not obligated to affect any demand registration in which the anticipated aggregate offering price included in such offering is equal to or less than $50,000,000 ($25,000,000 where the registration is on a Form S-3). Furthermore, if, at any time, the Issuer proposes to register an offering of Class A common stock (subject to certain exceptions) for the Issuer’s own account, then it must give prompt notice to Metalmark, JVL and the Jones Family Entities to allow them to include a specified number of their shares in that registration statement. These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and the Issuer’s right to delay or withdraw a registration statement under certain circumstances. The Issuer will generally be obligated to pay all registration expenses in connection with the registration obligations, regardless of whether a registration statement is filed or becomes effective. The Restated Agreement also includes customary provisions dealing with indemnification, contribution and allocation of expenses.

The Restated Agreement, a copy of which was filed on the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2017, is attached hereto as Exhibit 7 and incorporated by reference in its entirety into this Item 6.

Amended and Restated 2013 Omnibus Incentive Plan

Under the Amended and Restated Jones Energy, Inc. 2013 Omnibus Incentive Plan (the “LTIP”), established in conjunction with the Issuer’s IPO and restated on May 4, 2016 following approval by the Issuer’s stockholders, the Issuer has reserved a total of 8,505,313 shares of Class A common stock for non-employee director, consultant, and employee stock-based compensation awards.  The LTIP provides for the issuance of stock options (incentive stock options and nonstatutory stock options), restricted stock, performance awards, restricted stock units, bonus stock awards, stock appreciation rights, dividend equivalents and cash awards.

The Issuer granted (i) performance share unit and restricted stock unit awards to certain officers and employees and (ii) restricted shares of Class A common stock to the Issuer’s non-employee directors under the LTIP during 2014, 2015, 2016 and 2017. During 2016 and 2017, the Issuer also granted performance unit awards to certain members of the senior management team under the LTIP, including Jonny Jones.

The LTIP is attached hereto as Exhibit 8 and incorporated by reference in its entirety into this Item 6.

Item 7.          Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2
Exchange Agreement, dated July 29, 2013, among Jones Energy, Inc., Jones Energy Holdings, LLC and the members thereof (filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K filed with the Commission on July 30, 2013 and incorporated herein in its entirety by reference).

Exhibit 3
Form of Proxy Agreement, dated July 6, 2017, among Jonny Jones and each of (i) Debora Lynn Jones Trust V, (ii) Julie Ann Jarvis Trust V, (iii) Jon Rex Jones Loyal Trust, (iv) Stephen Martin Jones Trust V and (v) Jon Rex Jones, Jr. Trust V (filed herewith).

Exhibit 4
Restructuring Agreement, dated July 11, 2013, among Jones Energy, Inc., Jones Energy Holdings, LLC and the members thereof (filed as Exhibit 10.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 30, 2013 and incorporated herein in its entirety by reference).

Exhibit 5
Fourth Amended and Restated Limited Liability Company Agreement of Jones Energy Holdings, LLC, dated August 26, 2016, among Jones Energy Holdings, LLC and the members thereof (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on August 26, 2016 and incorporated herein in its entirety by reference).

Exhibit 6
Amendment No. 1 to Fourth Amended and Restated Limited Liability Company Agreement of Jones Energy Holdings, LLC, dated September 30, 2016, among Jones Energy Holdings, LLC and the members thereof (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on October 6, 2016 and incorporated herein in its entirety by reference).

Exhibit 7
Amended and Restated Registration Rights and Stockholders Agreement, dated as of May 2, 2017, among Jones Energy, Inc., Jones Energy Drilling Fund, LP, Jones Energy Equity partners, LP, Jones Energy Equity Partners II, LP, Jones Energy Team 3, LP, MCP (C) II Jones Intermediate LLC, MCP II Co- Investment Jones Intermediate LLC, MCP II Jones Intermediate LLC, MCP II (TE) AIF Jones Intermediate LLC, MCP II (Cayman) AIF Jones Intermediate LLC, MCP II Executive Fund Jones Intermediate LLC, Navitas Fund LP, Luxiver, LP, Hephaestus Energy Fund, LP, Asklepios Energy Fund, LP, LVPU, LP, Children’s Energy Fund, LP, Blackbird 1846 Energy Fund, LP, Panakeia Energy Fund, LP, and TJS Energy Fund, LP (and their permitted transferees) (filed as Exhibit 4.2 to the Issuer’s current report on Form 10-Q filed with the Commission on May 5, 2017 and incorporated herein in its entirety by reference).

Exhibit 8
Amended and Restated Jones Energy, Inc. 2013 Omnibus Incentive Plan (filed as Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on March 30, 2016 and incorporated herein in its entirety by reference).

[Signatures Follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 15, 2018.

By:	/s/ Jonny Jones
Jonny Jones

JON REX JONES, JR. TRUST V

By:	/s/ Jonny Jones
Jonny Jones, Trustee

JONES ENERGY DRILLING FUND, LP

By:	JONES ENERGY MANAGEMENT, LLC, its General Partner

By:	/s/ Jonny Jones
Jonny Jones, Manager

JONES ENERGY EQUITY PARTNERS, LP

By:	JONES ENERGY MANAGEMENT, LLC, its General Partner

By:	/s/ Jonny Jones
Jonny Jones, Manager

JONES ENERGY EQUITY PARTNERS II, LP

By:	JONES ENERGY MANAGEMENT, LLC, its General Partner

By:	/s/ Jonny Jones
Jonny Jones, Manager

JONES ENERGY TEAM 3, LP

By:	JET 3 GP, LLC, its General Partner

By:	Jon Rex Jones, Jr. Trust V, its Managing Member

By:	/s/ Jonny Jones
Jonny Jones, Trustee

SCHEDULE A

Information about the Reporting Persons

The name and title of the trustee of Jon Rex Jones, Jr. Trust V (“JRJ, Jr. Trust V”) is set forth below.  The business address of JRJ, Jr. Trust V is 807 Las Cimas Parkway, Suite 245, Austin, Texas 78746. The principal business of JRJ, Jr. Trust V is to make investments for the benefit of its beneficiaries, including Jonny Jones and his descendants.

Name	Title
Jonny Jones	Trustee

The name and title of the general partner of Jones Energy Drilling Fund, LP (“JEDF”) is set forth below.  Jonny Jones is the Manager of the general partner of JEDF. JEDF has no officers or directors. The business address of the general partner of JEDF is 807 Las Cimas Parkway, Suite 245, Austin, Texas 78746. The principal business of JEDF is to own an interest in Jones Energy Holdings, LLC.

Name	Title
Jones Energy Management, LLC	General Partner
The name and title of the general partner of Jones Energy Equity Partners, LP (“JEEP”) is set forth below.  Jonny Jones is the Manager of the general partner of JEEP. JEEP has no officers or directors. The business address of the general partner of JEEP is 807 Las Cimas Parkway, Suite 245, Austin, Texas 78746. The principal business of JEEP is to own an interest in Jones Energy Holdings, LLC.

Name	Title
Jones Energy Management, LLC	General Partner
The name and title of the general partner of Jones Energy Equity Partners II, LP (“JEEP II”) is set forth below.  Jonny Jones is the Manager of the general partner of JEEP II. JEEP II has no officers or directors. The business address of the general partner of JEEP II is 807 Las Cimas Parkway, Suite 245, Austin, Texas 78746. The principal business of JEEP II is to own an interest in Jones Energy Holdings, LLC.

Name	Title
Jones Energy Management, LLC	General Partner

The name and title of the general partner of Jones Energy Team 3, LP (“JET 3”) is set forth below.  Jonny Jones is the Trustee of the Managing Member of the general partner of JET 3. JET 3 has no officers or directors. The business address of the general partner of JET 3 is 807 Las Cimas Parkway, Suite 245, Austin, Texas 78746. The principal business of JET 3 is to own an interest in Jones Energy Holdings, LLC.

Name	Title
JET 3 GP, LLC	General Partner

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2
Exchange Agreement, dated July 29, 2013, among Jones Energy, Inc., Jones Energy Holdings, LLC and the members thereof (filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K filed with the Commission on July 30, 2013 and incorporated herein in its entirety by reference).

Exhibit 3
Form of Proxy Agreement, dated July 6, 2017, among Jonny Jones and each of (i) Debora Lynn Jones Trust V, (ii) Julie Ann Jarvis Trust V, (iii) Jon Rex Jones Loyal Trust, (iv) Stephen Martin Jones Trust V and (v) Jon Rex Jones, Jr. Trust V (filed herewith).

Exhibit 4
Restructuring Agreement, dated July 11, 2013, among Jones Energy, Inc., Jones Energy Holdings, LLC and the members thereof (filed as Exhibit 10.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 30, 2013 and incorporated herein in its entirety by reference).

Exhibit 5
Fourth Amended and Restated Limited Liability Company Agreement of Jones Energy Holdings, LLC, dated August 26, 2016, among Jones Energy Holdings, LLC and the members thereof (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on August 26, 2016 and incorporated herein in its entirety by reference).

Exhibit 6
Amendment No. 1 to Fourth Amended and Restated Limited Liability Company Agreement of Jones Energy Holdings, LLC, dated September 30, 2016, among Jones Energy Holdings, LLC and the members thereof (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on October 6, 2016 and incorporated herein in its entirety by reference).

Exhibit 7
Amended and Restated Registration Rights and Stockholders Agreement, dated as of May 2, 2017, among Jones Energy, Inc., Jones Energy Drilling Fund, LP, Jones Energy Equity partners, LP, Jones Energy Equity Partners II, LP, Jones Energy Team 3, LP, MCP (C) II Jones Intermediate LLC, MCP II Co- Investment Jones Intermediate LLC, MCP II Jones Intermediate LLC, MCP II (TE) AIF Jones Intermediate LLC, MCP II (Cayman) AIF Jones Intermediate LLC, MCP II Executive Fund Jones Intermediate LLC, Navitas Fund LP, Luxiver, LP, Hephaestus Energy Fund, LP, Asklepios Energy Fund, LP, LVPU, LP, Children’s Energy Fund, LP, Blackbird 1846 Energy Fund, LP, Panakeia Energy Fund, LP, and TJS Energy Fund, LP (and their permitted transferees) (filed as Exhibit 4.2 to the Issuer’s current report on Form 10-Q filed with the Commission on May 5, 2017 and incorporated herein in its entirety by reference).

Exhibit 8
Amended and Restated Jones Energy, Inc. 2013 Omnibus Incentive Plan (filed as Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on March 30, 2016 and incorporated herein in its entirety by reference).